Lumentum to Acquire Oclaro Best-in-class to join forces to accelerate innovation March 12, 2018 Filed by Lumentum Holdings Inc. Pursuant to Rule 425 Under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Oclaro, Inc. Commission File No.: 000-30684

Cautionary Note Regarding Forward Looking Statements This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Lumentum’s and/or Oclaro’s expectations, strategy, plans or intentions. Lumentum’s and Oclaro’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including but not limited to: the risk that the transaction does not close, due to the failure of one or more conditions to closing or the failure of the businesses (including personnel) to be integrated successfully after closing; the risk that synergies and non-GAAP earnings accretion will not be realized or realized to the extent anticipated; uncertainty as to the market value of the Lumentum merger consideration to be paid in the merger; the risk that required governmental or Oclaro stockholder approvals of the merger (including U.S. or China antitrust approvals) will not be obtained or that such approvals will be delayed beyond current expectations; the risk that following this transaction, Lumentum’s financing or operating strategies will not be successful; litigation in respect of either company or the merger; and disruption from the merger making it more difficult to maintain customer, supplier, key personnel and other strategic relationships. The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described under the caption “Risk Factors” and elsewhere in Lumentum’s and Oclaro’s filings with the Securities and Exchange Commission (“SEC”), including Lumentum’s Annual Report on Form 10-K for the year ended July 1, 2017, Lumentum’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 30, 2017, Oclaro’s Annual Report on Form 10-K for the year ended July 1, 2017, Oclaro’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 30, 2017, and those discussed under the caption “Risk Factors” in the S-4 to be filed by Lumentum with the SEC at a future date in connection with this transaction and in the documents which are incorporated by reference therein. The forward-looking statements in this press release are based on information available to Lumentum and Oclaro as of the date hereof, and each of Lumentum and Oclaro disclaims any obligation to update any forward-looking statements, except as required by law.

Additional Information and Where to Find It/Participants in the Merger Solicitation This communication is being made in respect of a proposed business combination involving Lumentum Holdings Inc. and Oclaro, Inc. In connection with the proposed transaction, Lumentum will file with the SEC a Registration Statement on Form S-4 that includes the preliminary proxy statement of Oclaro and that will also constitute a prospectus of Lumentum. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Lumentum may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus and this communication are not offers to sell Lumentum securities, are not soliciting an offer to buy Lumentum securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval. The definitive proxy statement/prospectus will be mailed to stockholders of Oclaro. LUMENTUM AND OCLARO URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Lumentum (when they become available) may be obtained free of charge on Lumentum’s website at www.lumentum.com or by directing a written request to Lumentum Holdings Inc., Investor Relations, 400 North McCarthy Boulevard, Milpitas, CA 95035. Copies of documents filed with the SEC by Oclaro (when they become available) may be obtained free of charge on Oclaro’s website at www.oclaro.com or by directing a written request to Oclaro, Inc. Investor Relations, 225 Charcot Avenue, San Jose, CA 95131. Each of Lumentum Holdings Inc., Oclaro, Inc. and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Oclaro stockholders in connection with the proposed transaction is set forth in the proxy statement/prospectus described above filed with the SEC. Additional information regarding Lumentum’s executive officers and directors is included in Lumentum’s definitive proxy statement, which was filed with the SEC on September 19, 2017. Additional information regarding Oclaro’s executive officers and directors is included in Oclaro’s definitive proxy statement, which was filed with the SEC on September 27, 2017. You can obtain free copies of these documents using the information in the paragraph immediately above.

+ Telecom Transmission Telecom Transport 3D Sensing Lasers >1,300 engineers >2,000 patents Best in-class photonic chips $1.7B Revenue 19% Operating Margin (1) (1) Non-GAAP Pro Forma CY17: Based on company financial results and internal estimates Leadership positions: Key assets:

$8-10B CY18 Addressable Market Accelerating the scale and speed of: Cloud Networking Advanced Manufacturing 3D Sensing Based on Ovum, LightCounting, and internal estimates

Accretive combination creates significant shareholder value Transaction Strategic Rationale Complementary product leadership positions drive scale, enhanced customer relevance R&D capabilities accelerate innovation and product differentiation Leading photonic chip capabilities across Optical Communications and 3D Sensing >$60 million annual run-rate synergies within 12-24 months Best-in-class financial model

Pro Forma Revenue Mix (FY18 Year To Date) Combination Diversifies Revenue Between End Markets and Within Telecom Telecom Transmission include: Coherent Components Coherent Modules Telecom Transport include: ROADMs and Linecards Optical Amplifiers Pump Lasers Submarine Products Pro Forma Combined Industrial and Consumer: 3D Sensing Lasers Industrial Diode Lasers Company Lasers Industrial and Consumer Telecom Transport Transport Transmission Transmission Transmission Datacom

LUMENTUM

Complementary chip leadership drives sustainable product differentiation

Level of Integration	3D Sensing	Datacom	Telecom Transmission	Telecom Transport	Industrial Lasers
SUBSYSTEMS				 Linecards and Greyboxes	 Laser Systems
MODULES		 Transceiver Modules	 Coherent Transceiver Modules	 WSS Modules  Amplifier Modules	 Laser Engines
COMPONENTS			 NLW Lasers  Integrated Tx and Rx Coherent Sub-Assemblies	 Telecom Pump Lasers	 Industrial Pump Lasers
Chip Technology	 3DS VCSEL  3DS EEL	 VCSEL  EML  DML	 Coherent: Modulators | Lasers | Receiver PICs	 LCoS  Telecom Pump	 Industrial Diode Lasers
Key capability	✓ ✓	✓ ✓ ✓	✓ ✓ ✓	✓ ✓	✓

8

Benefits For Key Stakeholders Customers Stronger broad product portfolio Accelerated product roadmaps Enhanced technology innovation Stronger partner Investors Diverse and growing end markets A leader in Telecom and 3D sensing Enhanced scale and profitability Sustainable best in class financial model Employees Cultural alignment between teams Broader scope and scale Career growth opportunities Larger global footprint

Best in Class Business Model Pro Forma Non-GAAP Income Statement Items Lumentum CY17 Oclaro CY17 Combined (no synergies) Long Term Revenue $1,126 $606 $1,733 Gross Margin 38% 41% 39% 40-45% R&D % of revenue 12% 10% 11% 11-12% SG&A % of revenue 8% 9% 8% <6% Operating Income $196 $133 $329 Operating Margin 17% 22% 19% 22-28% Product differentiation and scale drive profitability Strong investments in innovation >$60M annual run rate synergies within 12-24 months of closing Immediately EPS accretive

Transaction Overview Transaction Consideration Approximately $1.8 billion total consideration Approximately 56%/44% cash/stock mix Oclaro shareholders to own ~16% of combined company Oclaro Per Share Consideration $9.99 per share as of Lumentum’s 03/09/18 closing stock price $5.60 per share in cash 0.0636 Lumentum shares(1) Sources of Financing $416M cash from combined balance sheets $550M fully committed term loan B $859M Lumentum equity issuance Approval Process Approval by Oclaro shareholders Customary regulatory approvals Expected Timeline Second half of 2018 closing, subject to customary closing conditions (1) Subject to adjustment per the terms of the merger agreement

Transaction Financing Credit Facility $550M total consideration 7-year covenant-lite senior secured Term Loan B Secured leverage of 1.1x(1) Pro Forma Capitalization Statistics x Pro Forma LTM EBITDA(1) Total debt $1,000M 2.1x Cash $500M - Net debt $500M 1.1x Includes ~$60 million of cost synergies